UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: May 8, 2007

Commission File Number: 0-31481

ASTRIS ENERGI INC.
(Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada
(Address of principal executive office)

Registrant’s telephone number, including area code: (905) 608-2000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

Description:

Astris Energi Inc. (OTC Bulletin Board - ASRNF) (the “Company” or “Astris”), announced that it will delay the filing of its annual financial statements (including its MD&A) for the fiscal year ended December 31, 2006 (the “2006 Statements”).

The delay is primarily due to the unexpected death of the controller of the Company at the end of January 2007 and the subsequent delay in completing the audit of the Company. The Company has engaged other accountants. The Company’s auditors are in the process of completing their audit and the Company anticipates being in a position to file its financial statements in the near future.

The Alberta Securities Commission has indicated that in accordance with CSA Staff Notice 57-301 (the “Notice”), should the Company fail to file the 2006 Statements by June 30, 2007 or fail to comply with the default status reporting requirements of the Notice, a cease trade order may be imposed by the Alberta Securities Commission, requiring that all trading of securities of the Company cease for such periods specified in the order. It is anticipated that during the period of time that the 2006 Financial Statements remain outstanding, the directors, senior officers and any other insiders of the Company will be subject to a management cease trade order of the Alberta Securities Commission prohibiting such persons from trading in the Company’s securities. The Company intends to satisfy the default status reporting guidelines of the Notice for as long as it remains in default of the financial statement filing requirements of applicable securities laws.

Exhibits.
(d)	Exhibits.

Exhibit No.	Description

99.1	News Release dated April 30, 2007

99.2	Notice of Default dated April 30, 2007

This Form 6-K is hereby filed and incorporated by reference in the Company’s Registration Statements on Form S-8 (File No. 333-127384) and Form S-8 (File No. 333-112300),

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Astris Energi, Inc.

Date: May 8, 2007	By:	/s/ Jiri Nor
Title : President & CEO

Astris Energi, Inc.

Date: May 8, 2007	By:	/s/ Anthony Durkacz
Title : Chief Financial Officer